BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

July 14, 2010	OUR FILE NUMBER 843,143-021 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com
VIA EDGAR AND BY FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SHG Services, Inc.

Form S-1

Filed May 24, 2010

File No. 333-167041

Dear Mr. Spirgel:

On behalf of SHG Services, Inc. (“New Sun”), a subsidiary of Sun Healthcare Group, Inc. (“Sun”), this letter sets forth New Sun’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 21, 2010 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

New Sun has concurrently filed via EDGAR Amendment No. 1 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comments in the Comment Letter as described herein as well as other updated information (“Amendment No. 1”). Concurrently with this filing, Sabra Health Care REIT, Inc. (“Sabra”) has also filed via EDGAR Amendment No. 1 to its registration statement on Form S-4. Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the Registration Statement and all page number references used herein refer to the page numbers in Amendment No. 1.

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General

1.	We note a number of blank spaces throughout the registration statement. Please include all omitted information, other than dates and related information that are not yet determinable, as soon as practical. Please note that we may have additional comments upon review of this information.

Response: The Registration Statement has been updated to include previously omitted information to the extent currently available and determinable. All remaining omitted information will be provided in future amendments to the Registration Statement as soon as practicable and in any event prior to requesting acceleration of the effectiveness of the Registration Statement.

2.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response: All exhibits to the Registration Statement have been filed to the extent currently available. All additional exhibits will be filed with future amendments to the Registration Statement as soon as practicable and in any event prior to requesting acceleration of the effectiveness of the Registration Statement. Per the Staff’s request, we are supplementally providing under separate cover draft copies of the legal and tax opinions to be filed with the Registration Statement for the Staff to review.

3.	Please clarify when all the transactions in connection with the restructuring of Sun will occur in relation to each other, including the votes on the Separation and the REIT Conversion Merger, the Sun equity financing and the New Sun and Sabra debt financings. Explain how the timing of these transactions will impact each other. For example, if the Sun equity financing occurs after the vote for the Separation but prior to the record date for the Separation, this would mean that the Sun equity investors would participate in the Separation and REIT Conversion Merger, including receiving a cash distribution for their Sun shares in connection with the Separation. As another example, explain how the amount raised in the Sun equity financing would impact the amount of indebtedness to be incurred by Sun and Sabra.

Response: Sun currently expects the transactions described in the Registration Statement to occur in the following order:

•

Sun expects to complete the proposed equity offering first. The description of the equity offering in the Registration Statement assumes that the equity offering is completed prior to the effectiveness of the Registration Statement. Whether Sun is able to complete the equity offering in this timeframe will depend on market conditions. Sun currently anticipates that the equity offering would occur in the July to September timeframe. If Sun is unable to complete the proposed equity offering prior to effectiveness of the Registration Statement, the Registration Statement would be amended prior to requesting acceleration of its effectiveness to describe the then-proposed timing and amount of the proposed equity offering.

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•

Sun is engaged in preliminary discussions with its existing lenders and potential financing sources on the proposed debt financing for the transactions. Those discussions have not yet progressed to the point where commitment letters are ready to be executed. Sun’s current expectation is that each of Sabra and New Sun will obtain commitment letters for their respective proposed debt financing transactions prior to the effectiveness of the Registration Statement. The material terms of those commitment letters will be described in a subsequent amendment to the Registration Statement. Sun expects to hold the stockholder meeting to seek stockholder approval of the Separation and stockholder adoption of the agreement and plan of merger to implement the REIT Conversion Merger in the fall (October to November timeframe).

•

Sun expects that the internal corporate restructuring of Sun’s business as described in the Registration Statement will be completed immediately prior to the closing of the Sabra and New Sun debt financing transactions.

•

Sun’s current expectation is that the consummation of the debt financing transactions by each of Sabra and New Sun and the concurrent repayment of Sun’s outstanding 9.125% senior subordinated notes and the outstanding term loans under Sun’s existing credit facility would occur prior to the completion of the Separation. Sun currently expects that these transactions will occur in November or December.

•	Sun expects that the Separation and REIT Conversion Merger will occur in November or December, with the REIT Conversion Merger occurring immediately following the Separation.

The section titled “Description of Material Indebtedness” on page 70 has been revised to clarify when the transactions in connection with the restructuring of Sun will occur in relation to each other and to clarify how the amount raised in the Sun equity offering would impact the amount of indebtedness to be incurred by New Sun and Sabra.

4.	We note your disclosure that on the distribution date for the Separation, Sun intends to make a cash distribution to holders of Sun common stock of approximately $13 million. Throughout the prospectus, when you mention that you will be distributing New Sun shares in the Separation, disclose that you also will be making a cash distribution in the amount of $ per share. In addition, discuss why you are making a cash distribution in connection with the Separation when Sun has never issued a cash dividend and has been restricted from paying dividends under the terms of its debt agreements. Explain how the amount of the cash distribution was determined.

Response: Disclosure has been added or revised throughout the Registration Statement to disclose, as requested, that a per share cash distribution is expected to be paid to Sun stockholders. The amount of the expected per share cash distribution will be provided in a subsequent amendment to the Registration Statement prior to requesting acceleration of its effectiveness. Disclosure has also been added on page 55 to explain how the amount of the cash distribution was determined and to describe why the cash distribution is being made in light of Sun’s history of not paying dividends.

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5.	In addition to the MD&A and market risk disclosure currently in the prospectus regarding Sun and New Sun, please provide MD&A and market risk disclosure regarding Sabra. Please see Items 303 and 305 of Regulation S-K.

Response: As described in the Registration Statement, Sabra will not have operated prior to the Separation. For this reason and consistent with Sun’s prior communications with the Office of the Chief Accountant of the Division of Corporation Finance requesting confirmation of the proposed presentation of financial-related information in the Registration Statement, an MD&A for Sabra has not been provided. Specifically, in an April 16, 2010 letter to the Office of the Chief Accountant of the Division of Corporation Finance, Sun outlined the proposed content of the Registration Statement and specifically indicated that an MD&A would be provided for Sun/New Sun but that the only financial-related information that would be provided for Sabra would be specified unaudited pro forma financial statements consistent with those provided in the Registration Statement. In a letter dated May 14, 2010, the Office of the Chief Accountant confirmed that it would not object to the financial presentation proposed to be included in the Registration Statement, provided that the Registration Statement also includes an audited historical carve-out balance sheet with accompanying footnotes with respect to the real property assets to be owned by Sabra and that Sabra include the pro forma income statements included in the Registration Statement in its subsequent Form 10-K. The audited balance sheet is now included in Amendment No. 1 beginning on page 123. We believe the financial information provided in the Registration Statement, including for Sabra the unaudited pro forma financial information, which includes pro forma information addressing the expected indebtedness of Sabra at the time of completion of the Separation, provides investors with the financial information material to an evaluation of the Separation and REIT Conversion Merger.

In response to the Staff’s comment to include market risk disclosure regarding Sabra, the disclosure in the section titled “Quantitative and Qualitative Disclosures About Market Risk” beginning on page 170 has been revised to include separate market risk disclosure for both Sabra and New Sun.

6.	Please provide the disclosure called for by Item 407(e)(4) of Regulation S-K.

Response: The disclosure required by Item 407(e)(4) of Regulation S-K has been added to the Executive Compensation section of the Registration Statement under the heading “Compensation Committee Interlocks and Insider Participation” on page 196.

7.	Please provide the disclosure called for by Item 3(f) of Form S-4.

Response: The disclosure required by Item 3(f) of Form S-4 has been added to the Summary section of the Registration Statement under the heading “Comparative Historical and Pro Forma Per Share Data” beginning on page 25.

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8.	Please provide the disclosure called for by Items 12, 13, 14, and 15 of Form S-11. Please see General Instruction B.2. to Form S-4.

Response: The disclosures required by Items 12 and 13 of Form S-11 have been included in a new section added to the Registration Statement titled “Policies of Sabra With Respect to Certain Activities,” which begins on page 107. In addition, the section titled “Business of Sabra,” beginning on page 97, has been revised to add the additional applicable disclosures required by Items 14 and 15 of Form S-11. Please note that none of the properties that Sabra will own following the Separation and REIT Conversion Merger have a book value exceeding 10% of Sabra’s expected total assets following the Separation and REIT Conversion Merger. Accordingly, in accordance with Instruction 2 of Item 14, the disclosures required by Items 14 and 15 of Form S-11 are provided in such detail as we believe will reasonably convey the information provided. Please also note that the Lease Agreements that will be entered into between subsidiaries of Sabra and New Sun at the time of the Separation and REIT Conversion Merger will have terms ranging from 10 to 15 years. As a result, the requirement in Item 15(f) to disclose the lease expirations for each of the ten years starting with the year the Registration Statement is filed is not applicable. However, a table that will summarize the anticipated expiration dates and renewal dates under the Lease Agreements is included on page 66 of the Registration Statement in the section titled “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements.”

Special Note Regarding Forward-Looking Statements, page v

Structure of the Separation and REIT Conversion Merger, page vi

9.	Please move these sections to another location in the prospectus. The Q&A, summary section and risk factor sections should follow the table of contents.

Response: The section titled “Special Note Regarding Forward-Looking Statements” has been moved to page 47, immediately following the Risk Factors section. With respect to the section titled “Structure of the Separation and REIT Conversion Merger,” it is our view that this section is an important part of the Q&A and summary sections of the Registration Statement because it describes, in a pictorial format, the transactions that are the subject of the Registration Statement. In accordance with Item 3(c) of Form S-4, we have retained this section in the forepart of the prospectus but it has been moved to page 9, immediately following the section titled “Questions and Answers.”

Questions and Answers, page 1

10.	It is inappropriate to repeat information in the cover page, notice, Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. Please revise to eliminate unnecessary repetition. For example only, information from the following Q&As is repeated in the summary:

•	Why is Sun proposing the Separation and REIT Conversion?

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•	What will be the relationship of New Sun and Sabra following the Separation and REIT Conversion Merger?

•	How will the Separation and REIT Conversion Merger affect options to purchase . . . ?

•	Will New Sun and Sabra have any debt?

For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section. We suggest you consider placing procedural related information in the Q&A and substantive information in the summary, to the extent that these procedural or substantive matters have not already been discussed in the notice or the prospectus cover page.

Response: The sections titled “Questions and Answers” and “Summary” have been revised to eliminate unnecessary repetition.

Q: Why is Sun proposing the Separation and REIT Conversion? page 2

11.	Please revise to describe in plain English the concept of optimizing the capital structure of each company. Please see Rule 421.

Response: The disclosure previously included on page 2 that referenced the concept of optimizing the capital structure of each company has been deleted. In response to the Staff’s comment, the similar disclosure on pages 15-16 has been revised to describe in plain English the concept of optimizing the capital structure of each company.

Q: What will be the effect on the proposals if the Separation or the REIT Conversion Merger is not approved by Sun stockholders? Page 7

Q: What votes are required? page 7

12.	Please clarify, if true, that shareholder approval for the Separation is not required by law and therefore, although approval is a condition to the transactions, it could be waived. If Sun does not intend to proceed with the Separation in the absence of shareholder approval, please disclose this fact.

Response: Disclosure has been added to pages 4-5, 14 and 48 in response to the Staff’s comment to clarify that Sun will not complete the Separation and REIT Conversion Merger proposed in the Registration Statement if Sun’s stockholders do not approve the Separation at the special meeting of stockholders.

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Summary, page 11

Risks Associated with the Separation and REIT Conversion, page 13

13.	Please revise the summary to provide summary risk factors of the most important risks facing you.

Response: Disclosure has been added on pages 13-14 of the section titled “Summary” to summarize the most important risks relating to the Separation and REIT Conversion and associated with the businesses of New Sun and Sabra following the Separation and REIT Conversion Merger.

Accounting Treatment for the Separation and REIT Conversion, page 15

14.	You disclose that the assets and liabilities of both New Sun and Sabra will be recorded at their respective historical carrying values at the date of the Separation. Please tell us what consideration you gave to FASB ASC 360-10-40-4 which requires that impairment losses be recorded on long-lived assets distributed in a spin-off (or a reverse spin-off) to the extent the carrying values exceed the fair values.

Response: In reaching its conclusion that the assets and liabilities of New Sun and Sabra should be recorded at their respective historical carrying values at the date of Separation, Sun has considered the provisions of FASB ASC 360-10-40-4. Sun’s undiscounted cash flows recoverability analysis indicates that the historical carrying value of the property and equipment is less than fair value, and thus Sun does not expect to record impairment losses related to long-lived assets transferred at the date of the Separation. Sun also recognizes that such an impairment analysis will need to be performed immediately prior to the Separation.

15.	Furthermore, expand your disclosure to discuss your basis for recording the assets and liabilities of Sabra at their historical carrying values, including, if applicable, treatment of the transaction as a reverse spin-off.

Response: The disclosure on pages 17 and 53 has been expanded to discuss the basis for recording the assets and liabilities of Sabra at their historical carrying values.

Conditions to the Separation, page 18

16.

It appears that waiver of some of the conditions to the Separation and REIT Conversion merger would result in material changes to your document potentially requiring recirculation. For example, see the condition that the shares be approved for listing and the condition that the financing transactions shall have been consummated. In addition, we note your disclosure that Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Please revise the prospectus to disclose

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whether you would recirculate the document to shareholders if any of these conditions or other material conditions were to be waived or if the transactions are abandoned, deferred or modified. If you would not, then provide us with an analysis supporting your determination that recirculation would not be necessary. Please also disclose which conditions are waivable.

Response: Sun, Sabra and New Sun acknowledge that the waiver of some of the conditions to the Separation and REIT Conversion Merger or the abandonment, deferral or modification of the transactions may result in material changes to the proxy statement/prospectus. In the event of any such waiver, abandonment, deferral or modification following the mailing of the proxy statement/prospectus, Sun, Sabra and New Sun will analyze all relevant facts and circumstances to determine whether such circumstances result in a material change to the proxy statement/prospectus. If the relevant facts and circumstances indicate a material change to the proxy statement/prospectus, Sun will provide stockholders with additional written offering/proxy materials or a revised proxy statement/prospectus or will make other requisite filings with the Commission, as appropriate. Disclosure has been added on pages 21, 24, 58 and 63 to this effect. Also, please be advised that disclosure on these same pages also provides that each of the conditions described in the proxy statement/prospectus is waivable, except that, as disclosed on pages 4-5, 14 and 48, Sun will not complete the Separation and REIT Conversion Merger if Sun’s stockholders do not approve the Separation at the special meeting of stockholders.

Risk Factors, page 22

17.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	Your receipt of the distribution in the Separation may be …, page 22;

•	New Sun may be required to indemnify Sabra for certain …, page 22;

•	Sabra could fail to qualify as a REIT if income it receives …, page 25;

•	If Sabra has significant amounts of non-cash taxable income …, page 26;

•	Sabra will be dependent on New Sun until it diversifies its …, page 35;

•	Required regulatory approvals can delay or prohibit transfers …, page 37; and

•	Sabra may not be able to sell properties when it desires …, page 37.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response: The risk factor subheadings have been revised so that each one conveys the specific risk relating to the Separation and REIT Conversion, Sabra’s status as a REIT, New Sun’s business or Sabra’s business, as applicable.

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Risks Relating to the Separation and REIT Conversion, page 22

18.	Please provide more insight into the “certain tax liabilities” with respect to which New Sun will agree to indemnify Sabra and why these liabilities could be significant.

Response: The risk factor on page 27 titled “New Sun may be required to indemnify Sabra for certain tax liabilities for taxable periods (or portions thereof) prior to and including the date of the Separation . . .” has been revised in response to the Staff’s comment.

The Separation and REIT Conversion could give rise to liabilities …, page 23

19.	We note your disclosure in this risk factor that litigation between New Sun and Sabra could arise out of these transactions. Given that Sun and Sabra are currently part of the same organization, please explain this litigation risk further.

Response: Following the Separation and REIT Conversion Merger, New Sun and Sabra will have ongoing relationships but will no longer be part of the same organization. The risk factor on page 29 titled “The Separation and REIT Conversion could give rise to liabilities, disputes, increased costs or other unfavorable effects . . .” has been revised to explain that the disputes that could arise between New Sun and Sabra will relate to their relationship following the Separation and REIT Conversion Merger in connection with the Distribution Agreement, the Lease Agreements, the Tax Allocation Agreement or the Transition Services Agreement.

Conflicts of interest may exist between New Sun and Sabra because of their…, page 24

20.	Please provide more detailed disclosure regarding the conflicts of interest caused by overlapping directors. Please also remove mitigating language regarding policies used to minimize potential conflicts of interest. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus.

Response: The risk factor concerning the existence of conflicts of interest between New Sun and Sabra has been removed from the Registration Statement because the policies that are expected to be adopted by New Sun and Sabra are expected to mitigate the potential risk of conflicts of interest based on the overlapping board positions. In response to Comment No. 32, disclosure regarding these policies has been added to page 65.

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Sabra could be subject to tax on any unrealized net built-in gains in the assets ..., page 27

21.	Please describe this risk in more detail. For example, please describe the possible amount of corporate tax on gain that Sabra may have to pay and the risks to Sabra’s results of operations or financial position associated with having to pay such a corporate tax.

Response: The risk factor on page 32 titled “Sabra could be subject to tax on any unrealized net built-in gains in the assets. .. .” has been revised in response to the Staff’s comment.

Risks Relating to Sabra’s Business, page 35

22.	Please consider adding a risk factor discussing the lack of management experience running a REIT and the associated risks.

Response: A risk factor titled “Sabra’s management does not have experience operating a REIT . . .” has been added to page 42 in response to the Staff’s comment.

Sabra may be unable to make, on a timely or cost-effective basis, the changes …, page 35

23.	This risk factor combines several separate although related risks under one subheading. Please revise to separately discuss each risk factor under its own risk factor subheading.

Response: The risk factor on page 41 titled “Sabra may be unable to make, on a timely or cost effective basis, the changes . . .” has been revised to eliminate the discussion of risks that are already included under separate risk factor subheadings.

Required regulatory approvals can delay or prohibit transfers of Sabra’s …, page 37

24.	Please revise both this risk factor header and the paragraph beneath it to describe this risk in greater detail. For example, please describe the specific regulatory approvals associated with transfers of healthcare properties such as what are CON laws and how they could prevent or hinder change of ownership approvals.

Response: The risk factor and risk factor subheading on page 44 titled “Required regulatory approvals can delay or prohibit transfers of Sabra’s healthcare properties . . .” has been revised in response to the Staff’s comment.

Sabra is dependent on the healthcare industry and may be susceptible to …, page 37

25.	Please revise this risk factor to describe in greater detail the specific risks associated with healthcare reform.

Response: The risk factor on page 44 titled “Sabra is dependent on the healthcare industry and may be susceptible to the risks associated with healthcare reform . . .” has been revised in response to the Staff’s comment.

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Environmental compliance costs and liabilities associated with real estate …, page 38

26.	As you do on page 86, please provide more specific disclosure regarding the specific environmental issues that a healthcare REIT such as you will likely face.

Response: The risk factor on page 45 titled “Environmental compliance costs and liabilities associated with real estate properties. . .” has been revised in response to the Staff’s comment.

The Proposals, page 43

Background and Reasons for the Separation and REIT Conversion, page 43

27.	Please provide significantly expanded disclosure regarding the background and reasons for the Separation and REIT Conversion. Your current “Background” section does not provide any details regarding the background of the Separation and REIT Conversion Merger. For example, please discuss each of the following in detail:

•	Describe the board meetings of Sun Healthcare Group related to the Separation and REIT Conversion Merger, including specific dates and details of what transpired at such board meetings;

•	Describe the nature and substance of the deliberations conducted by both companies’ boards at their meetings;

•

Discuss the conclusions the board reached at each of these meetings. The disclosure should provide stockholders with an understanding of how, when and why the terms of the Separation and REIT Conversion Merger evolved during the course of these discussions;

•

Disclose whether the board considered the potential adverse effects of the Separation and REIT Conversion Merger in its board meetings. If so, please disclose the nature of those discussions. If not, please disclose why not; and

•

Discuss whether the board considered other possible business transactions other than the Separation and REIT Conversion Merger, and why the board did not pursue those other alternatives and instead chose to pursue the Separation and REIT Conversion Merger.

Response: The section titled “The Proposals—Background and Reasons for the Separation and REIT Conversion,” beginning on page 51, has been revised in response to the Staff’s comment. Please note that we are supplementally providing to the Staff under separate cover the MTS presentations referenced in the revised disclosure.

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28.	We note that MTS Securities, LLC, an affiliate of MTS Health Partners, L.P. is serving as lead financial advisor to Sun, and Jefferies & Company, Inc. is serving as co-financial advisor, in connection with the Separation. Please explain the role played by each of these financial advisors in both the Separation and REIT Conversion Merger.

Response: The section titled “The Proposals—Background and Reasons for the Separation and REIT Conversion,” beginning on page 51, has been revised in response to the Staff’s comment.

29.	Please also describe the method of selection of each of the financial advisors.

Response: The section titled “The Proposals—Background and Reasons for the Separation and REIT Conversion,” beginning on page 51, has been revised in response to the Staff’s comment.

Proposal No. 1 — Approval of the Separation, page 45

30.	We note that the final amount of the cash distribution will not be determined until the time of the Separation. If there is any possibility that the actual amount distributed will differ materially from the approximately $13 million disclosed, please identify the factors that would cause such a difference.

Response: The disclosure on page 55 has been revised to identify the factors that may cause the proposed cash distribution to Sun’s stockholders to differ materially from the expected $13 million distribution described in the Registration Statement.

31.	Please tell us whether the maximum amount of indebtedness that New Sun will incur immediately prior to the Separation will be equal to the $179 million reflected in the pro forma financial information. Please also disclose how the cash position of Sun immediately prior to the Separation would impact the amount of debt incurred by New Sun.

Response: The amount of indebtedness that New Sun will incur prior to completion of the Separation will depend on the net cash generated by Sun between April 1, 2010 and the Separation (which will include the net proceeds received by Sun from its anticipated equity offering). Based on Sun’s cash position as of March 31, 2010 together with the anticipated net proceeds of the equity offering reflected in the unaudited pro forma financial statements of New Sun included in the Registration Statement, Sun currently anticipates that New Sun will incur approximately $182.9 million of indebtedness prior to completion of the Separation. Disclosure has been added to page 70 and elsewhere in the Registration Statement to clarify how the cash position of Sun at the time the debt agreements relating to such indebtedness are entered into would impact the amount of

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indebtedness to be incurred by New Sun. As described in response to Comment No. 3, Sun currently expects that the equity offering will be completed prior to the effectiveness of the Registration Statement. In that event, the disclosure added to page 70 and elsewhere in the Registration Statement would be amended prior to requesting acceleration of the effectiveness of the Registration Statement to include information with respect to the actual net proceeds from the equity offering and to adjust the anticipated amount of debt Sun expects New Sun will incur prior to completion of the Separation.

Management of New Sun, page 46

32.	Please discuss why you determined that Messrs. Foster and Walters should serve on the boards of both companies. Discuss the policies each company plans to adopt to minimize conflicts of interest here and/or under “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger” on page 53.

Response: The subsections titled “Management of New Sun” on page 56 and “Management of Sabra” on page 61 have been revised to describe why Messrs. Foster and Walters have been selected to on serve on the board of directors of both New Sun and Sabra. In addition, the section titled “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger” has been revised on page 65 to describe the policies that are expected to be adopted by New Sun and Sabra to minimize the potential conflicts of interest based on the overlapping board positions.

Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger, page 53

The Lease Agreements, page 54

33.	Please provide more information about terms with respect New Sun’s ability to terminate or withdraw from any leases and charges that may be incurred in connection with these actions. Refer to the risk factor disclosure on the bottom of page 33 and the top of page 34.

Response: The section titled “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements—Terms and Renewals” has been revised on page 67 in response to the Staff’s comment.

34.	With respect to the default provision due to an event of default under any debt agreement, please clarify whether this would apply if a specific tenant defaulted on debt or whether it would apply to all leases in the event New Sun defaulted on debt.

Response: There is no cross default with respect to other debt agreements (other than the credit facility to be entered into by New Sun), and the disclosure has been revised accordingly under “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements—Events of Default” beginning on page 67.

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35.	Please clarify what events would constitute cross defaults and thus would result in events of default under all or a group of leases.

Response: The section titled “Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger—The Lease Agreements—Events of Default” has been revised beginning on page 67 in response to the Staff’s comment.

Description of Material Indebtedness, page 58

36.	We note you disclose the maximum amount of debt to be incurred by New Sun. Please disclose whether there is a minimum amount of debt to be incurred by New Sun in order for the financing condition to the transactions to be satisfied. If the minimum will be the amount necessary, taken together with available cash, the proceeds of Sun’s equity financing and Sabra’s debt financing, to pay off all existing Sun debt and fund New Sun’s initial cash position as set forth in the pro forma financial information, please explain that.

Response: The disclosure included on page 70 of the Registration Statement was not intended to set forth the maximum or minimum amount of indebtedness that New Sun is expected to incur. The disclosure was instead intended to provide an estimate of the actual amount of indebtedness that New Sun is expected to incur prior to completion of the Separation such that, when combined with the indebtedness to be incurred by Sabra and Sun’s cash on hand at the time such indebtedness is incurred (which is expected to include the net proceeds from Sun’s anticipated equity offering), would be sufficient to repay Sun’s 9.125% senior subordinated notes and the outstanding term loans under Sun’s existing credit facility and to fund the initial cash position of New Sun and Sabra as reflected in the pro forma balance sheets included in the Registration Statement. The section titled “Description of Material Indebtedness” on page 70 has been revised to provide an estimate of the amount of indebtedness to be incurred by New Sun and Sabra based on Sun’s cash position as of March 31, 2010 and the anticipated net proceeds from Sun’s equity offering reflected in the unaudited pro forma financial information included in the Registration Statement and to clarify that the actual amount of indebtedness to be incurred by New Sun and Sabra will depend on the net cash generated by Sun between April 1, 2010 and the Separation (which is expected to include the net proceeds from Sun’s anticipated equity offering). The disclosure on page 70 has been further revised to clarify that this indebtedness amount will decrease if Sun’s cash position at the time the debt agreements are entered into is greater than Sun’s cash position as of March 31, 2010 together with the anticipated net proceeds of Sun’s equity offering or, conversely, will increase if Sun’s cash position at the time the debt agreements are entered into is less than Sun’s cash position as of March 31, 2010 together with the anticipated net proceeds of Sun’s equity offering.

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37.	We note that prior to the Separation, New Sun and Sabra will enter into debt agreements and the terms and structure of the indebtedness to be incurred by New Sun and Sabra have not yet been determined. Prior to seeking effectiveness of this registration statement, please revise to include the material terms and structure of the indebtedness to be incurred by New Sun and Sabra and describe any commitments in place. Please also disclose how the allocation of the indebtedness to be incurred by New Sun and Sabra was determined.

Response: In an amendment to be filed prior to requesting acceleration of the effectiveness of the Registration Statement, disclosure regarding the indebtedness to be incurred by New Sun and Sabra will be revised to include the material terms and structure of the indebtedness and to describe any commitments then in place. In response to the second part of the Staff’s comment, the section titled “Description of Material Indebtedness” on page 70 has been revised to disclose how the allocation of the indebtedness to be incurred by New Sun and Sabra was determined.

38.	Please disclose the expected leverage ratio for each of New Sun and Sabra following the Separation and REIT Conversion Merger.

Response: The Staff’s comment is respectfully noted. However, any calculation of the expected leverage ratios for New Sun and Sabra would be based on a projection of future earnings for each of New Sun and Sabra. Sun does not believe it would be appropriate to disclose such projected financial information in the Registration Statement as it would be based on estimates and assumptions that are difficult to predict and inherently uncertain. Sun further believes that it would not be appropriate, and could be misleading, to calculate and disclose expected leverage ratios based on the pro forma financial information for each of New Sun and Sabra included in the Registration Statement as such information is ultimately based on the historical financial statements of Sun and does not purport to project the future financial condition of New Sun or Sabra. Accordingly, we have not disclosed the expected leverage ratio for each of New Sun and Sabra following the Separation and REIT Conversion Merger, although the disclosure in the section titled “Description of Material Indebtedness” on page 70 has been revised to indicate that New Sun is expected to maintain a lease-adjusted leverage ratio similar to Sun’s lease-adjusted leverage ratio prior to the Separation and Sabra is expected to achieve a leverage ratio in a range consistent with other publicly traded real estate investment trusts.

39.	Please provide more information about the timing and amount of the planned Sun equity offering.

Response: As described in response to Comment No. 3, Sun currently expects that the equity offering will be completed prior to the effectiveness of the Registration Statement and, accordingly, the information with respect to the actual size and net proceeds from the equity offering would be included in an amendment to the Registration Statement filed prior to the effectiveness of the Registration Statement. Whether Sun is able to

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complete the equity offering on this timeframe will depend on market conditions. Sun currently anticipates that the equity offering would occur in the July to September timeframe. Sun would expect to amend the Registration Statement prior to requesting acceleration of the effectiveness of the Registration Statement to describe the timing and amount of the proposed equity offering if Sun determines that it will not be able to complete the equity offering prior to the effectiveness of the Registration Statement.

Certain U.S. Federal Income Tax Consequences, page 59

40.	You are required to disclose a description of “material” aspects of federal tax consequences, rather than “certain” federal tax consequences. Revise the heading of this section to clarify that the disclosure addresses the “material” tax consequences.

Response: The heading of this section, on page 71, has been revised as requested to clarify that the disclosure addresses the “material” tax consequences.

41.	Please tell us what tax opinions you have obtained and intend to file as exhibits. Note that we may have additional comments on this disclosure once we have reviewed the Exhibit 8.1 legal opinions.

Response: A draft copy of the tax opinion to be filed as Exhibit 8.1 to the Registration Statement is being supplementally provided under separate cover to the Staff for its review.

Distribution and Dividend Policy, page 74

Sabra, page 74

42.	Please describe the sources of cash that you anticipate will be available to make distributions to Sabra stockholders, such as cash from operations, cash from financing activities such as stock offerings, cash from the sale of assets or cash from borrowings.

Response: The section titled “Distribution and Dividend Policy,” beginning on page 86, has been revised in response to the Staff’s comment.

43.	We note your disclosure on page 26 which indicates that Sabra may pay distributions in the form of its stock or in the form of its debt instruments. Please add disclosure in this section to describe that distributions may be paid in other than cash.

Response: The section titled “Distribution and Dividend Policy,” beginning on page 86, has been revised in response to the Staff’s comment.

44.	We also note your disclosure on page 26 which indicates that distributions may be paid in shares of Sabra common stock at the election of shareholders. Please add disclosure to describe the stock election process.

Response: The section titled “Distribution and Dividend Policy,” beginning on page 86, has been revised in response to the Staff’s comment.

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45.	You state that you intend to pay a cash distribution equal to approximately $[ ] per share of Sabra common stock for the period ending March 31, 2011. Please provide us with your basis for your dividend projection since you do not have a history of making distributions. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend. Please refer to Item 10(b) of Regulation S-K. We may have further comments after reviewing your response.

Response: The section titled “Distribution and Dividend Policy,” beginning on page 86, has been revised to describe Sabra’s dividend policy. Consistent with current industry standards, the policy is expected to be to pay quarterly distributions in cash equal to approximately 80% of Sabra’s funds from operations for the period. In light of this policy, we do not believe that a distribution table would be helpful or appropriate.

46.	Further to our previous comment, we note your disclosure that the actual amount of the distribution will depend on funds from operations. To the extent you plan to include the tabular presentation referenced above, the estimated cash available for distribution should be derived from your pro forma net income not FFO.

Response: Please see our response to Comment No. 45.

Business of New Sun, page 75

Properties, page 81

47.	Please include tabular information regarding the geographic distribution of New Sun’s centers and licensed beds, similar to information previously included in Sun’s periodic reports.

Response: Tabular information regarding the geographic distribution of New Sun’s centers and licensed beds has been added on pages 94-95 to the section titled “Business of New Sun—Properties.”

48.	Please include additional disclosure regarding the general terms and durations of Sun’s existing leases that will be assumed by New Sun. Provide more detailed information about the terms of any material lease or group of leases. For example, we note that Sun has filed as an exhibit to its most recent Form 10-K a master lease agreement with Omega Healthcare Investors.

Response: The section titled “Business of Sun—Properties” on page 93 has been revised in response to the Staff’s comment.

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Business of Sabra, page 83

49.	Please provide significantly expanded disclosure regarding all aspects of your business operations. In particular, please:

•	Provide a more detailed overview of the business of Sabra, including its currently portfolio of healthcare properties, their locations, functions and sizes, and plans for expansion and growth;

•	Describe in greater detail your UPREIT structure, including why you have chosen to operate using this structure and the benefits and drawbacks of utilizing such a structure;

•	Describe in greater detail the types of healthcare properties that you currently own and the main businesses that occur at each of these four types of properties;

•

Expand your “Business Strategy” section to provide details regarding how you intend to create long-term stockholder value and capital appreciation, including how you intend to seek out and finance property acquisitions and how you intend to cultivate relationships with tenants and healthcare providers in order to expand the mixture of tenants operating your properties;

•	Describe your plans with respect to financing and performing needed renovations of healthcare properties, such as upgrading electrical, gas and plumbing infrastructure; and

•	Provide more detailed disclosure regarding HUD rules and regulations applicable to you.

Response: The section titled “Business of Sabra” beginning on page 97 has been revised to provide expanded disclosure regarding the business and operations of Sabra following the Separation and REIT Conversion Merger.

Tenants and Operators, page 85

50.	Please clarify which risk factors you are referring to regarding Sabra’s dependence on New Sun. The two risk factors currently referenced do not appear to be correct.

Response: The relevant text in the section titled “Business of Sabra—Tenants and Operators” on page 102 has been revised to reference the correct risk factor.

Sabra Pro Forma Capitalization and Supplemental Pro Forma Financial Information, page 89

51.	Reference is made to your disclosure of Funds Available for Distribution (FAD). The usefulness of FAD to an investor is unclear in light of your intention to show estimated cash available for distribution in your registration statement. Tell us how you plan to avoid confusion in presenting two measures that are both intended to show amounts available for distribution but are calculated differently. Please advise.

Response: The supplemental pro forma financial information provided on page 111 has been revised to delete the disclosure of funds available for distribution (FAD).

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52.	To the extent that you continue to present pro forma FFO and FAD on page 89, please additionally provide equal or greater prominence to the most directly comparable measure calculated in accordance with GAAP as required by Item 10(e)(1)(i)(a) of Regulation S-K.

Response: The supplemental pro forma financial information on page 111 has been revised to add disclosure of Sabra pro forma net income, the most directly comparable pro forma financial measure prepared in accordance with GAAP, and such disclosure is provided with equal or greater prominence to funds from operations (FFO) as required by Item 10(e)(1)(i)(a) of Regulation S-K.

New Sun Unaudited Pro Form Consolidated Financial Statements

Notes to New Sun Unaudited Pro Form Consolidated Financial Statements

Note 2 —Pro Forma Adjustments, page 94

53.	Please revise your disclosure in a. to show the various components of rent expense under the triple-net arrangement discussed on page 55.

Response: Note 2.a on page 116 has been revised to clarify that other costs, such as insurance, taxes and utilities, will continue to be the responsibility of New Sun under the terms of the triple-net lease. A pro forma adjustment for these other costs is not provided as the costs are included in the historical New Sun results as a cost of property ownership. The only incremental expense to New Sun as a result of the leasing arrangement is the minimum lease payments to Sabra.

54.	Please disclose how you determined the $2.4 million annual cost of the administrative services that you will provide to Sabra in b. Disclose, if true, that you intend to reflect the payments as expense reduction rather than revenue.

Response: The referenced Note 2.b has been deleted because the terms of the Transition Services Agreement are such that the monetary impact is not factually supportable in that the actual hours of New Sun required by Sabra, if any, are not yet known. A new Note 3 to the New Sun Unaudited Pro Forma Consolidated Financial Statements has been added on page 118 to further explain New Sun’s expectations regarding the annual cost of administrative services.

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55.	Please provide the percentages that are blank in d. and discuss your basis for the percentages.

Response: Commitment letters for the indebtedness New Sun expects to incur at the time of the Separation have not yet been executed. The percentages that are blank in Note 2.c on page 117 will be provided in a subsequent amendment to be filed prior to requesting acceleration of the effectiveness of the Registration Statement.

56.	In e., please disclose how you determined that the effective tax rate was 41%. Please disclose the effect of a hypothetical 1/8% change in the effective tax rate.

Response: Note 2.d on page 117 has been revised in response to the Staff’s comment.

57.	Please revise your disclosure in f. to show the various components of rent expense under the triple-net arrangement discussed on page 55.

Response: The referenced Note 2.f has been deleted and Note 2.a is now referenced in its place. Please see the response to Comment No. 53 for changes made in response to this comment.

58.	Please disclose how you determined the $2.4 million annual cost of the administrative services that you will provide to Sabra in g. Disclose, if true, that you intend to reflect the payments as expense reduction rather than revenue.

Response: The referenced Note g. has been deleted because the amount of the annual cost of administrative services was an estimate only. A new Note 3 to the New Sun Unaudited Pro Forma Consolidated Financial Statements has been added on page 118 to further explain New Sun’s estimates of the annual cost of administrative services.

59.	In j., please disclose how you determined that the effective tax rate was 41%. Please disclose the effect of a hypothetical 1/8% change in the effective tax rate.

Response: The referenced Note 2.j has been deleted and Note 2.d is now referenced in its place. See the response to Comment No. 56 for changes made in response to this comment.

60.	In k., disclose the impact of the hypothetical per share price increase or decrease of 10% on earnings per share.

Response: Note 2.e on page 117 has been revised in response to the Staff’s comment.

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61.	Please provide an adjustment for the decreased interest income as a result of the payment of deferred financing fees, transfer taxes, cash distribution to Sun shareholders, restricted cash and working capital related to Sabra.

Response: The Staff’s comment is respectfully noted. However, no interest income is reflected in the New Sun Unaudited Pro Forma Consolidated Financial Statements because any interest income earned would not be material to such pro forma financial statements given the pro forma cash balance of New Sun, which reflects reductions in Sun’s cash balance for the payment of transaction fees, transfer taxes, the cash distribution to Sun’s stockholders and other expenditures in connection with the Separation and REIT Conversion. Note 2.c on page 117 has been revised to clarify that no interest income has been reflected.

62.	In y., please disclose your rationale for not adjusting current deferred tax assets. Please disclose your computation.

Response: Historical Sun’s current deferred tax assets will not be affected by the Separation or REIT Conversion Merger as none relate to assets being contributed or liabilities being assumed by Sabra. Note 2.r on page 118 has been expanded to explain this point.

63.	We note the decrease in earnings per share as a result of the transactions. Disclose the impact of the transactions on your goodwill and your analysis of goodwill for possible impairment since it comprises almost 30% of your pro forma balance sheet.

Response: Sun currently does not expect goodwill to be impaired by the Separation. Note 4 has been added to the Notes to the Pro Forma Consolidated Financial Statements of New Sun on page 118 to describe the goodwill impairment analysis performed as a result of the transactions.

Sabra Unaudited Pro Forma Consolidated Financial Statements, page 97

Notes to Sabra Unaudited Pro Forma Consolidated Financial Statements, page 101

Note 2 — Pro Forma Adjustments, page 101

64.	You disclose that adjustment (b) is to record general and administrative costs for administrative services provided by New Sun under the Transition Services Agreement, which are estimated to be $2.4 million annually. Please disclose the basis for this amount. Furthermore, you state that other general and administrative costs to be incurred by Sabra after the Separation have been excluded and that these costs are expected to be between $2.4 million and $2.9 million annually and will comprise of compensation and other costs associated with development activities. Please expand your disclosure to provide more details regarding the make-up of these costs as well as your basis for the amounts.

Response: The referenced Note b. has been deleted because the terms of the Transition Services Agreement are such that the monetary impact is not determinable. A new Note 4 to the New Sun Unaudited Pro Forma Consolidated Financial Statements has been added on page 125 to clarify the nature of Sabra’s general and administrative expenses that are not reflected in the Unaudited Pro Forma Consolidated Financial Statements, including amounts anticipated to be incurred with New Sun’s transition services.

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65.	We note the interest expense calculated in adjustment (d) and (h). Please disclose the interest rate used to determine the amount of interest expense related to Sabra indebtedness and your basis for the interest rate. Also, if actual rates related to Sabra mortgage indebtedness may vary, please disclose the effect on income of a 1/8 variance in interest rates.

Response: Commitment letters for the indebtedness Sabra expects to incur at the time of the Separation have not yet been executed. The interest rate percentages that are blank in Note 2.c on page 124 will be provided in a subsequent amendment to be filed prior to requesting acceleration of the effectiveness of the Registration Statement.

66.	You state in adjustment (i) that Pro Forma earnings per share of Sabra are based upon the number of shares used in computing earnings per share of New Sun. You also describe the treatment of equity awards in the Separation and REIT Conversion Merger on page 16; please tell us what consideration was given to these equity awards when determining the appropriate pro forma weighted average number of common and common equivalent shares outstanding on a basic and diluted basis.

Response: The number of shares subject to equity awards that will be assumed in connection with the Separation and REIT Conversion Merger has not been finally determined. To the extent that the adjustment reflected in Note 2.d on page 125 has a greater than $0.01 impact, the amount will be appropriately revised in a subsequent amendment to be filed prior to requesting effectiveness of the Registration Statement once these amounts are known. However, the effect of any change in the number of shares subject to equity awards included in the pro forma weighted average number of common and common equivalent shares outstanding is not expected to impact earnings per share by more than $0.01 per share.

Management Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun, page 106

Overview, page 106

67.	Please expand to discuss the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 on future operations.

Response: The Overview discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun” has been revised on page 136 to discuss the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 on future operations.

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Results of Operations, page 111

68.	We note that in your results of operations disclosure for the three months ended March 31, 2010 and for the year ended December 31, 2009 you attribute several changes in revenues in part to changes in volume (e.g. billable minutes or customer bases within certain categories of payors). Please provide quantitative information that demonstrates these changes, such as occupancy rates or another appropriate measure.

Response: The disclosures provided in the discussion of Sun’s historical results of operations beginning on page 141 of the Registration Statement do, as the Staff notes, make references to certain volume changes. Sun, however, respectfully submits that it does make quantitative information disclosures concerning the impact of volume factors. Please see further below in this response for references to examples of such disclosure. Further, in Sun’s view, the addition of any further level of detail concerning the changes from period to period in, for example, billable minutes, would not provide investors with any material or helpful information. Finally, given the range of factors that influence Sun’s revenues, Sun believes that providing further quantitative information about the metrics would detract from, not enhance, the disclosures.

As an example of the quantitative disclosures provided, please consider the disclosures made on page 144 in the third paragraph under the caption “Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009.” There, the disclosure states that increases in billable minutes and billing rates contributed to an increase in net revenues. The segment information disclosure goes on to disclose quantitative information about the amount of revenues attributable to such volume changes. For example, on page 147 under the caption “Rehabilitation Therapy Services,” Sun states that a revenue increase for this segment was the result of, among other things, “an increase of $5.2 million attributable to increased billable minutes” and “an increase of $1.3 million attributable to a higher revenue per minute rate.” Similarly, in discussing Medical Staffing services, Sun states on page 148 that a decline in revenues was attributable in part to “a decrease of $1.0 million due to a decline in hours for therapy and pharmacy.”

For the reasons outlined above, Sun does not propose to expand the quantitative information it provides concerning volume metrics. Sun and New Sun will continue to evaluate and consider in the context of future filings the materiality of providing additional quantitative information

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Liquidity and Capital Resources, page 128

69.	We note that New Sun’s long-term liquidity needs are expected to be satisfied by the same sources that Sun currently relies on. Please clarify whether New Sun’s short-term needs (i.e. in the twelve months following the Separation) are also expected to satisfied by the same sources. In connection with this disclosure, clarify whether New Sun plans to enter into a revolving credit facility in connection with the Separation that will provide borrowing capacity in excess of the amount incurred and used to pay off existing Sun debt. If so, provide details about these plans.

Response: The disclosure on page 159 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun—Liquidity and Capital Resources” has been revised in response to the Staff’s comment. The terms and amounts of the credit facilities for Sabra and New Sun have not yet been determined. This disclosure will be updated after the terms and amounts of these facilities are known.

Capital Expenditures, page 132

70.	Please disclose whether there will be any changes in capital expenditure plans of New Sun following the Separation.

Response: Disclosure has been added on page 163 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun—Liquidity and Capital Resources—Capital Expenditures” in response to the Staff’s comment.

Obligations and Commitments, page 132

71.	Please clarify by footnote that the table does not include the additional rent expected to be paid to Sabra following the Separation. In general, clarify how the table of contractual and other commercial commitments will change as a result of the Separation.

Response: The introductory paragraph to the table of contractual and other commercial commitments on page 163 has been expanded to further explain how New Sun’s contractual obligations and commitments are expected to change following the Separation. Additional clarifying language has been added to footnotes (1), (2) and (5) of the table.

Executive Compensation, page 153

72.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: After the adoption of Item 402(s) of Regulation S-K, management undertook, in consultation with outside counsel and the Compensation Committee of Sun’s board of directors, a review of Sun’s compensation programs in light of the disclosures required by Item 402(s). Sun’s performance-based programs typically utilize EBITDA or EBITDAR as a performance measure, although there are a few business units that award incentive compensation based on business development. In addition, many of Sun’s compensation programs utilize a number of additional factors, such as individual performance metrics and the quality of care provided at its nursing centers and other businesses. The EBITDA or EBITDAR-based programs may be based on Sun’s overall

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performance (such as Sun’s Executive Bonus Plan discussed in Sun’s public filings), but often are based on EBITDA or EBITDAR of smaller business units, such as divisions, regions and nursing centers. Determination of EBITDA and EBITDAR is subject to several checks and balances throughout the organization, such as internal controls and Sun’s internal audit function. Sun’s Executive Bonus Plan also contains a recoupment, or clawback, provision that permits Sun to require participants to repay all or a portion of any bonus earned based on EBITDA calculations included in restated financial statements. Furthermore, for most employees, with the exception of Sun’s named executive officers, the vast majority of compensation is salary and wage based (rarely less than 70% of total compensation, and often significantly more). Sun’s named executive officers receive a substantial portion of their compensation in the form of equity awards that align their interests with those of Sun’s stockholders. To further align the long-term interests of Sun’s executive officers with those of Sun’s stockholders, Sun’s stock ownership guidelines provide that Sun’s executive officers retain shares of Sun common stock having a value equal to at least 2.5 times their respective annual base salaries by a specified date.

As a result of this review, management held discussions with the compensation committee of Sun’s board of directors, and, for the reasons set forth above, it was determined that no disclosure in response to Item 402(s) was necessary.

Compensation, page 153

73.	We note your disclosure that following the Separation and REIT Conversion Merger, your compensation committee and board of directors will discuss and approve NEO compensation. Please tell us when you expect the compensation committee and board of directors to meet to discuss and approve NEO compensation and, if such meeting and discussions are likely to occur immediately following the Separation and REIT Conversion Merger, please revise your disclosure to provide a summary of the likely compensation you expect to pay your executive officers. Additionally, if employment agreements are finalized or substantially finalized prior to the Separation and REIT Conversion Merger, please file such agreements as exhibits to this registration statement.

Response: The compensation committee and/or board of directors of Sabra is expected to meet shortly after the Separation and REIT Conversion Merger to discuss and approve compensation to its executive officers. To the extent known, a summary of the expected compensation arrangements Sabra expects to establish for its executive officers will be provided in a subsequent amendment to be filed prior to requesting acceleration of the effectiveness of the Registration Statement. In addition, if any employment agreements are finalized or substantially finalized prior to effectiveness of the Registration Statement, such agreements will be filed as exhibits to the Registration Statement.

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Compensation Discussion and Analysis, page 153

74.	We note your disclosure on page 156 and 157 regarding the August adjustment to you annual incentive plan due in part to lower Medicare and Medicaid rates. However, based on your disclosure on page 108 and 109, it appears that these rates increased in 2009 on a per patient, per day basis. Please clarify this disclosure.

Response: The disclosures referenced in the Staff’s comment are now located on pages 137-139 and pages 187-189. The disclosures on pages 137-139 and pages 187-189 may appear to be inconsistent but they are not. First, as disclosed on pages 187-189, Sun experienced reductions and/or freezes in both Medicare and Medicaid rates in 2009, which reduced Sun’s 2009 revenues below what it expected at the beginning of 2009. As disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun—Revenues from Medicare, Medicaid and Other Sources—Medicare,” the Medicare reimbursement rates for skilled nursing facilities in effect for all of 2009 were higher than those in effect for the first nine months of 2008, with the rates in effect on and after October 1, 2009 being less than those in effect for the prior federal fiscal year. Moreover, as Sun’s nursing centers admit an increasing number of higher acuity patients, the amount Medicare pays for treatment for those patients is higher than the amount paid in respect of a patient of lesser acuity. Hence, Sun’s average per patient, per day Medicare revenues should increase as Sun implements its strategy to attract such a patient population. However, if the Medicare rates had increased on October 1, 2009 on the same basis as they have in recent years (3% or more), which Sun anticipated at the beginning of 2009, then both Sun’s aggregate and average Medicare revenues would have been higher still. The disclosure under “—Medicare” on page 138 has been revised to clarify this point.

Long-Term Incentives — Stock Options and Restricted Stock Unit Awards, page 160

75.	Please describe the equity incentive plan for Sabra’s executive officers and file this equity incentive plan as an exhibit to this registration statement. Please also disclose the amount of Sabra equity awards granted initially to Mr. Matros and the factors the compensation committee considered in determining to award him this amount.

Response: In connection with the REIT Conversion Merger, it is expected that Sabra will assume Sun’s 2009 Performance Incentive Plan and Sun’s other existing equity incentive plans. Following the Separation and REIT Conversion Merger, any equity awards approved by Sabra’s compensation committee or board of directors for Sabra’s executive officers are expected to be granted under the assumed version of the 2009 Performance Incentive Plan. In response to the Staff’s comment, Sun has clarified on pages 184 and 194 that Sabra is expected to assume Sun’s 2009 Performance Incentive Plan and Sun’s other equity incentive plans.

Any decision by Sabra to grant equity awards to Mr. Matros or other executive officers of Sabra will be made by Sabra’s compensation committee or board of directors. Sabra’s board of directors and compensation committee have not determined the amounts or structure of any equity awards to be granted to Mr. Matros or other executive officers of Sabra. In the event that, prior to the effectiveness of the Registration Statement, Sabra’s

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board of directors or compensation committee determines the terms and conditions of any equity awards to be granted to Mr. Matros or other executive officers of Sabra, the disclosure on page 194 will be updated to provide a description of any such equity awards and the factors considered in determining the amounts and structure of such awards.

Potential Payments Upon Termination or Change in Control, page 173

76.	Please disclose the definition of “change in control” from the applicable employment agreements and confirm that it does not apply as a result of the proposed transactions.

Response: The requested disclosure has been added on page 206 in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 176

77.	Your current disclosure is boilerplate disclosure that is not specific to you. Prior to completion of the Separation and REIT Conversion Merger, please revise this section to specifically describe your written Related Person Transaction Policy.

Response: The Staff’s comment is respectfully noted. Please be advised, however, that the disclosure included on page 208 specifically describes the material terms of the Related Person Transaction Policy expected to be adopted by the board of directors of each of New Sun and Sabra.

Where You Can Find More Information, page 207

78.	Please explain to us why you believe you are entitled to incorporate by reference Sun’s periodic reports into the Form S-1.

Response: We believe that New Sun should properly be viewed as the successor registrant to Sun and that the common stock of New Sun should be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder. Sun has submitted a letter to the Office of Chief Counsel of the Division of Corporation Finance requesting that the Staff confirm that it will not recommend enforcement action with respect to this position and a number of other related positions under both the Securities Act and the Exchange Act. Sun is currently awaiting the Staff’s response to its request for no-action relief. In accordance with Sun’s belief regarding the successor registrant status of New Sun, we believe that New Sun is entitled to incorporate by reference Sun’s periodic reports into the Form S-1 because New Sun, as the successor registrant to Sun, should be viewed as meeting each of the requirements in General Instruction VII of Form S-1, because Sun itself satisfies each of the requirements in General Instruction VII of Form S-1.

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79.	If you are entitled to incorporate by reference into the Form S-1, please note that Form S-1 does not provide for forward incorporation by reference. Please revise to eliminate language regarding the incorporation by reference of documents filed from the date of the proxy statement/prospectus to the date of the special meeting.

Response: The disclosure on page 240 has been revised to clarify that the forward incorporation by reference of information filed by Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the proxy statement/prospectus to the date of the special meeting applies only to the proxy statement/prospectus that forms a part of the registration statement on Form S-4 filed by Sabra.

80.	If you are entitled to incorporate by reference, please note that you are required to incorporate by reference all filed reports since the end of Sun’s latest fiscal year Refer to Item 12(a)(2) of Form S-1.

Response: The disclosure on page 240 has been updated to list the Form 8-Ks filed by Sun since the initial filing date of the Registration Statement. Together with the items previously listed in the fourth paragraph of the section titled “Where You Can Find More Information,” we believe that all filed reports since the end of Sun’s latest fiscal year have been incorporated by reference into the Registration Statement.

Part II Information

Item 16. Exhibits and Financial Statement Schedules, page II-2

81.	Please include in your exhibit index all material agreements and other exhibits that were previously included as exhibits to Sun’s Form 10-K that will be assumed by New Sun in the Separation or otherwise will be applicable to New Sun and are required to be filed as exhibits to a Form S-1 pursuant to Regulation S-K Item 601.

Response: In response to the Staff’s comment, those agreements and other exhibits that were previously included as exhibits to Sun’s Form 10-K that will be assumed or will otherwise be applicable to New Sun following the Separation have been filed as exhibits to the Registration Statement. With respect to those exhibits previously included as exhibits to Sun’s Form 10-K which have not been filed as exhibits to the Registration Statement (namely Sun’s equity incentive plans), we note for the Staff that, prior to the Separation, New Sun intends to adopt new equity incentive plans containing substantially the same terms as Sun’s 2009 Performance Incentive Plan, 2004 Equity Incentive Plan and Sun’s other equity incentive plans, as applicable. Once adopted, each of these New Sun incentive plans will be filed by New Sun in accordance with applicable securities laws.

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Larry Spirgel - July 14, 2010 - Page 29

For the Staff’s convenience, we will arrange for you to receive separately copies of Amendment No. 1 that are marked to show cumulative changes from the version that was originally filed on May 24, 2010.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner
Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chief Executive Officer

  Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer

  SHG Services, Inc.

Robert T. Plesnarski, Esq.

  O’Melveny & Myers LLP